Exhibit 3

The Reporting Persons engaged in the following transactions in shares of the Company during the past 60 days.  All transactions involved purchases of shares on the Nasdaq National Market System.

Date	Type	Price	Discovery Group I, LLC transactions Shares	Portion of Discovery Group I, LLC transactions allocable to Discovery Equity Partners, LP Shares
10/14/2005	purchase	6.98	3,000	2,850

10/17/2005	purchase	6.7617	16,000	15,200

10/18/2005	purchase	6.9967	15,000	14,250

10/19/2005	purchase	6.683	15,000	14,250

10/20/2005	purchase	6.67	400	380

10/25/2005	purchase	6.95	2,800	2,660

10/26/2005	purchase	6.95	8,659	8,226

10/27/2005	purchase	6.95	340	323

10/28/2005	purchase	6.95	160	152

10/31/2005	purchase	6.9399	812	690